Exhibit 1

MEDIA

RELEASE

2 NOVEMBER 2012

RETIREMENT OF PETER WILSON

Westpac Chairman Lindsay Maxsted today announced that, consistent with Westpac’s Director Tenure Policy, Peter Wilson would be retiring from the Board at the conclusion of the 2012 Annual General Meeting on 13 December 2012.

Mr Wilson has been a member of the Westpac Board since October 2003. During his time as a Non-executive Director, Mr Wilson has served on numerous Committees, including chairing the Audit and the Sustainability Committees. Mr Wilson will continue as Chairman of Westpac New Zealand Limited, a position he has held since January 2008.

Mr Maxsted said: “On behalf of the company and the Board, I would like to thank Peter for his significant contribution to the Westpac Group. We have been fortunate to have someone of Peter’s calibre involved with the organisation and his financial expertise and deep understanding of the New Zealand market have been real assets to the Board. Peter’s dedication to the organisation and his fellow Directors throughout his years of service is deserving of the highest accolade. Peter’s sound judgement and considered deliberation will be missed”.

Mr Wilson said: “Westpac is an excellent organisation with excellent people. I have relished the experience of serving on the Westpac Board and know that the continued prosperity of this dynamic business is in capable hands”.

ENDS

For Further Information

Paul Marriage

Westpac Media Relations

TEL 02 8219 8512

MOB 0401 751 860